EXHIBIT 14.1

Bright Mountain Media, Inc.

Code of Business Conduct and Ethics

Introduction

This Code of Business Conduct and Ethics (the “Code”), adopted by the Board of Directors, as revised, on February 6, 2018, covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all officers, directors and employees of Bright Mountain Media, Inc., a Florida corporation (“BMTM” or the "Company"). All of our officers, directors and employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code must also be followed by the Company’s contractors, including business partners, consultants, agents and representatives.

Those who violate standards in this Code will be subject to disciplinary action, up to and including termination of employment or termination of a business relationship. If you are in a situation that you believe may violate or lead to a violation of this Code, you should seek guidance from your supervisor, an officer of the Company, the Director of Administration, or the Hotline.

1.
Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation upon which our ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough about them to determine when to seek advice from supervisors, managers or other appropriate personnel.

If a law conflicts with a policy in this Code, you must comply with the law. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation, or alternatively, seek guidance from an officer of the Company, the Director of Administration, or the Hotline.

2.
Conflicts of Interest

Conflicts of interest are strictly prohibited. A “conflict of interest” exists when a person’s private interests interfere in any way with the interests of the Company. A conflict situation can arise when an officer, director, employee or contractor takes actions or has interests that may make it difficult to perform his or her Company work objectively and efficiently. Conflicts of interest may also arise when an officer, director, employee or contractor, or members of his or her family, receive improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, officers, directors, employees, contractors and/or their family members may create conflicts of interest.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. This prohibition extends to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by our Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with higher levels of management.

Any officer, director, employee or contractor who becomes aware of a conflict or potential conflict of interest should report the matter to your supervisor, an officer of the Company, the Director of Administration or the Hotline.

3.
Insider Trading

Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal.

4.
Corporate Opportunities

Directors, officers, employees and contractors are prohibited from taking for themselves personally, opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information or position for improper personal gain and no employee may compete with the Company, directly or indirectly.

5.
Competition and Fair Dealing

We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. Each director, officer, employee and contractor should respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company officer, director or employee and/or family member of an employee or agent, unless it (a) is not in cash, (b) is consistent with customary business practices, (c) is not excessive in value, (d) cannot be construed as a bribe or payoff and (e) does not violate any laws or regulations. Please discuss with your supervisor any gifts or proposed gifts that you are not certain are appropriate.

6.
Discrimination and Harassment

The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.

7.
Health and Safety

The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.

Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of alcohol and/or illegal drugs in the workplace will not be tolerated.

8.
Record-Keeping and Reporting

The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.

Many employees regularly use business expense accounts which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask your supervisor or the Company’s Controller or Chief Financial Officer.

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform to applicable legal requirements and to the Company’s systems of accounting and internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable laws or regulations.

Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with these policies, in the event of litigation or governmental investigation please consult your supervisor. All e-mail communications are the property of the Company and employees, officers and directors should not expect that Company or personal e-mail communications are private. No employee, officer or director shall use Company computers, including access to the internet, for personal or non-Company business.

9.
Confidentiality

Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, officers, directors, employees and contractors may be required to execute confidentiality agreements confirming their agreement to be bound not to disclose confidential information. If you are uncertain whether particular information is confidential or non-public, please consult your supervisor.

10.
Protection and Proper Use of Company Assets

All officers, directors and employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation.

The obligation of officers, directors, employees and contractors to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks and copyrights as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or criminal penalties.

11.
Payments to Government Personnel

The United States Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

In addition, the U. S. government has a number of laws and regulations regarding business gratuities that may be accepted by U. S. government personnel. The promise, offer or delivery to an official or employee of the U. S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

12.
Waivers of the Code of Business Conduct and Ethics

Any waiver of the provisions of this Code may be made only by the Board of Directors and will be promptly disclosed as required by law or stock exchange rule or regulation.

13.
Reporting any Illegal or Unethical Behavior

Employees are encouraged to talk with supervisors, managers or Company officials about observed illegal or unethical behavior, and when in doubt about the best course of action in a particular situation. It is the Company’s policy not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct and the failure to do so could serve as grounds for termination. Any employee may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

CODE OF ETHICS FOR THE CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

OF BRIGHT MOUNTAIN MEDIA CORPORATION

Bright Mountain Media, Inc., a Florida corporation (the "Company") has a Code of Business Conduct and Ethics applicable to all employees, officers and directors of the Company. The Chief Executive Officer (CEO) and senior financial officers of the Company, including its Chief Financial Officer and Principal Accounting Officer, are bound by the provisions set forth therein relating to ethical conduct, conflicts of interest and compliance with law. In addition to the Code of Business Conduct and Ethics, the CEO and senior financial officers of the Company are also subject to the following specific policies:

1.
The CEO and senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports and other filings required to be made by the Company with the Securities and Exchange Commission. Accordingly, it is the responsibility of the CEO and each senior financial officer to promptly bring to the attention of the Board of Directors, any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise impairs the ability of the Company to make full, fair, accurate, timely and understandable public disclosures.

2.
The CEO and each senior financial officer shall promptly bring to the attention of the Company’s Board of Directors, any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.
3.
The CEO and each senior financial officer shall promptly bring to the attention of the Board of Directors any information he or she may have concerning any violation of the Company’s Code of Business Conduct and Ethics, including any actual or apparent conflicts of interest between personal and professional relationships, involving management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.
The CEO and each senior financial officer shall promptly bring to the attention of the Board of Directors any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of the Code of Business Conduct and Ethics or of any of the aforementioned and subsequent additional policies (Items 1-4 (above) and 5 (below)).
5.
The Board of Directors shall determine or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of the Code of

Business Conduct and Ethics and of the additional policies by the CEO and the Company’s senior financial officers. Such actions shall be reasonably designed to deter wrong-doing and to promote accountability for adherence to the Code of Business Conduct and Ethics and to the aforementioned additional policies and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or reassignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrence, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.